UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

LiquidPiston, Inc.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

(Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of LiquidPiston, Inc (“we”, “LiquidPiston”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on March 28, 2023. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi- annual report or in the information incorporated by reference in this semi-annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. The Company's current operating plan indicates that it will likely continue to operate near break even or show small profits from operations in the near-term, with similar cash flows from operating activities given ongoing expenditures, completion of its current ongoing research and development activities, and the acquisition of new contracts.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Results of Operations

The Company generated revenues totaling $5,757,437 and $3,552,943 for the six months ended June 30, 2023 and 2022, respectively. Booked revenue increased in 2023 compared to 2022 as work on government contracts progressed. Cost of revenue increased from $2,122,955 in 2022 to $2,939,154 in 2023. Costs of revenue consist of engineering labor and parts, machining, and other non-personnel expenditures associated with a contract. Certain contract stages in 2023 were less labor intensive than in 2022. Therefore, some costs as a percentage of revenue billing (allowable under contract) decreased in 2023. Due to this fact pattern, gross profit increased from $1,429,988 for the six months ended June 30, 2022 to $2,818,283 for the six months ended June 30, 2023.

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Operating expenses consist of research and development costs and general and administrative expenses. Research and development expenses totaled $622,946 in the six months ended June 30, 2023 compared to $1,062,520 in the six months ended June 30, 2022, a decrease of $439,574. Over the previous period the Company needed to devote more of its resources to fulfilling its obligations under its existing contracts and spent less on internal research and development activities. General and administrative expense totaled $1,141,894 and $714,164 for the six months ended June 30, 2023 and 2022, respectively. The increase in general and administrative expense was due in large part to an increase in hiring and the resulting increase in compensation and related expenses such as salaries ($87,000), insurance ($22,000) and rent ($66,000). We also increased our business development costs ($62,000), professional fees ($26,000), depreciation and amortization ($89,000), office Expenses ($8,600), internet ($11,100), training ($8,000), lab maintenance ($5,600) meals ($7,350), IT support ($37,000) and employee relocation expenses ($17,900). Even with the increase in operating expenses, the additional income the Company earned allowed it to post an operating profit of $1,053,443 for the six months ended June 30, 2023 as compared to a loss from operations of $346,696 for the six months ended June 30, 2022.

Other income decreased from $282,705 for the six month period ended June 30, 2022 to $253,832 in 2023. This was primarily due to the Company receiving forgiveness for its PPP loan in 2022 in the amount of $284,279, while interest income on its cash and equivalents increased from $2,139 in 2022 to $256,655 for 2023.

As a result of the foregoing, our net income was $1,307,275 for the six months ended June 30, 2023, compared to a net loss of $63,989 for the six months ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $14,730,181 in cash and cash equivalents on hand.

Historical results and cash flows

For the six month periods ended June 30, 2023 and June 30, 2022, the Company engaged in multiple engineering contracts with the DoD, which generated significant revenues, and accounted for 100% of the Company’s revenue. Aside from these revenue streams, LiquidPiston is relying on sales of equity, including its ongoing 2022 Regulation A Offering, and private placements of equity securities, for its continued operations. Government revenue for the six months ended June 30, 2023 was significantly higher than in 2022, as the company was engaged in multiple new DoD contracts, and successfully completed multiple project milestones.

LiquidPiston has proposals currently in review and intends to pursue additional government and private development contracts in the future. The Company has been notified of selection for a potential $15 million Strategic Funding Increase (STRATFI) award by the U.S. Air Force, with an anticipated time frame for contract issuance expected around September of 2023.

Equity Issuances

In March of 2022, the Company authorized and implemented a ten for one forward split of its common stock.

In the six months ended June 30, 2022, the Company issued 47,770 shares of common stock (recalculated on a post-split basis) as employees and consultants exercised options. In the first six months that ended June 30, 2023, the Company issued 21,250 shares of common stock as employees and consultants exercised options.

In October of 2022, the Company commenced a new offering pursuant to Regulation A (the “2022 Regulation A Offering”) pursuant to which it is offering to sell up to 3,450,000 shares of Common Stock at a price of $10.00 per share. The total raised in the 2022 Regulation A Offering through June 30, 2023 was $6,739,131, net of proceeds to selling stockholders. The Company issued a total of 701,131 shares. On July, 21, 2023, the Company increased the price of the Common Stock being sold in the 2022 Regulation A Offering to $11.50 per share.

In June 2023, the Company issued 5,748 shares for total proceeds of $50,008 in a private placement.

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Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On January 25, 2021, LiquidPiston entered into PPP loan in the amount of $284,279. This was the second draw under PPP. The Company applied for forgiveness of this loan and on May 28, 2022, the full amount of the loan was forgiven.

Trend Information

The key trends that could materially affect LiquidPiston’s long-term business prospects involve vehicle electrification, the global energy transition to low/no carbon fuels and renewable energy sources, and military technology adoption.

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables and low/no carbon fuels as the major source of electricity will realistically take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.1

The projected a large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city “sky cabs” but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

1 See https://www.jpmorgan.com/global/research/electric-vehicles

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We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG specifically. We believe, however, that given the design of our combustion chambers and combustion process, there is no reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-Engine architecture, although we have yet to test them. There is a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including efficient HEV propulsion for medium-to-long-haul trucking and aviation as examples. Overall, the market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 38+ Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced). The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, however we do believe that the potential CO2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston’s marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoD is encouraging and investing in private sector innovation and product development in many areas relevant to LPI’s technology, including:

•	Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

•	Smaller, higher power-density electric power generators to provide “Power on the Move” for increasingly distributed, constantly moving military operations

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•	Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems all of which require increasing amounts of energy to operate

LPI’s engine and power system technology are a good fit for these and other DoD technology initiatives, as demonstrated by the Company’s recent DoD development contracts.

COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

As a result of the pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 3% over 12 month period ending June 30, 2023, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate. In 2023 we intend to increase our social media presence and bring on recruiting and public relations specialists to assist in Company recruiting.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	financial STATEMENTS

LiquidPiston, Inc.

Balance Sheets

As of June 30, 2023 (Unaudited) and December 31, 2022

	June 30	December 31
	2023	2022
ASSETS
Current Assets
Cash and Equivalents	$14,730,181	$13,248,306
Restricted Cash	–	–
Accounts Receivable	180,609	–
Accrued Revenue	–	–
Deferred Charges and Costs	1,135,017	489,216
Prepaid Expenses	137,385	270,833
Total Current Assets	16,183,192	14,008,355

Property and Equipment, Net of Accumulated Depreciation	752,518	735,262

Other Assets
Deposits	7,933	7,933
Patents, Less Accumulated Amortization	1,034,868	997,735
Total Other Assets	1,042,801	1,005,668

TOTAL ASSETS	$17,978,511	$15,749,285

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$300,709	$151,762
Notes Payable, Current	2,943	3,155
Current Portion of Lease Liability	88,820	86,104
Deferred Revenue	304,180	1,815,244
Accrued Taxes and Expenses	18,113	25,722
Total Current Liabilities	714,765	2,081,987

Long Term Liabilities
Notes Payable, Net of Current Portion	146,699	147,791
Lease Liability, Net of Current Portion	246,649	292,054
Total Long Term Liabilities	393,348	439,845

Total Liabilities	1,108,113	2,521,832

Stockholders' Equity
Common Stock $0.00001 par value per share; 25,000,000 shares authorized;17,228,109 and 16,629,160 issued and outstanding at June 30, 2023 and December 31, 2022, respectively.	293	214
Series Seed-1 Preferred Stock $0.0001 par vaue per share; 200,000 shares authorized; 82,258 shares issued and outstanding at June 30, 2023 and December 31 2022, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	39,178,161	36,842,570
Accumulated Deficit	(23,371,647)	(24,678,922)

Total Stockholders' Deficit	16,870,398	13,227,453

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,978,511	$15,749,285

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Operations

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	2023	2022
Revenue	$5,757,437	$3,552,943

Cost of Revenue	2,939,154	2,122,955

Gross Profit	2,818,283	1,429,988

Operating Expenses
Research and Development	622,946	1,062,520
General and Administrative	1,141,894	714,164
Total Operating Expenses	1,764,840	1,776,684

Income (Loss) from Operations	1,053,443	(346,696)

Other Income (Expense)
PPP Loan Forgiveness	–	284,279
Interest and Other Income	256,655	2,139
Interest Expense	(2,823)	(3,713)
Total Other Income	253,832	282,705

Net Income (Loss)	$1,307,275	$(63,991)

Deficit - Beginning of Period	(24,678,922)	(26,006,831)

Deficit - End of Period	$(23,371,647)	$(26,070,822)

Net Income (Loss) Per Common Share - Basic and Diluted	$0.08	$(0.00)

Weighted Average number of Common Shares Outstanding	16,834,940	16,394,695

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net	Available
	Shares Issued	Total	Shares Issued	Total	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)	Options and RSUs
Balance 12/31/2021 (Pre-Split)	1,638,736	$164	87,752	$1,063,591	$35,951,450	$(26,006,831)	$11,008,374	80,922
Period Ending 6/30/22
Adjustment for 10:1 Split	14,748,624	–					–	728,298
Options and RSUs Issued								(4,300)
Options and RSUs Forfeited								504
Common Stock Offering	54,410	–			51,935		51,935
Issuance Cost					(232,537)		(232,537)
Net Loss						(63,991)	(63,991)
Balance 6/30/2022	16,441,770	$164	87,752	$1,063,591	$35,770,848	$(26,070,822)	$10,763,781	805,424
Period Ending 12/31/22
Adjustment for 10:1 Split		–					–
Options and RSUs Issued								(28,700)
Options and RSUs Forfeited								35,786
Reduction in Pool	54,940		(5,494)
Options and RSUs Exercised	47,700	33			2,987		3,020
Stock Compensation					19,934		19,934
Common Stock Offering	84,750	17			1,182,796		1,182,813
Issuance Cost					(133,996)		(133,996)
Net Income						1,391,900	1,391,900
Balance 12/31/2022	16,629,160	$214	82,258	$1,063,591	$36,842,568	$(24,678,922)	$13,227,453	812,510
Period Ending 6/30/23
Options and RSUs Issued								(196,000)
Options and RSUs Exercised	21,250	2			1,932		1,934
Common Stock Offering	577,699	77			5,654,088		5,654,165
Issuance Cost					(3,320,427)		(3,320,427)
Net Income						1,307,275	1,307,275
Balance 6/30/2023	17,228,109	$293	82,258	$1,063,591	$39,178,161	$(23,371,647)	$16,870,400	616,510

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	2023	2022
Operating Activities
Net Income (Loss)	$1,307,275	$(63,991)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and Amortization	116,971	33,901
Forgiveness of PPP Loan	–	(284,279)
Lease Expense	45,217	–
(Increase) decrease in operating assets:
Accounts Receivable	(180,609)	(1,500,573)
Prepaid Expenses and Other	133,448	(40,108)
Accrued Revenue	–	1,074,854
Deferred Contract Costs	(645,801)	515,415
Increase (decrease) in operating liabilities:
Accounts Payable, Accrued Expenses and Other	141,589	636,536
Deferred Revenue	(1,511,064)	–

Net Cash Used by Operating Activities	(592,974)	371,755

Investing Activities
Purchase of Intangible Assets	(97,737)	(83,528)
Purchase of Property and Equipment	(118,835)	–

Net Cash Used by Investing Activities	(216,572)	(83,528)

Financing Activities
Proceeds (Costs) From the Sale of Stock	2,335,673	(180,600)
Repayment of Lease Liability	(42,689)	–
Repayment on SBA EIDL Loan	(1,563)	(1,510)

Net Cash Provided by Financing Activities	2,291,421	(182,110)

Net Change in Cash	1,481,875	106,117

Cash and Equivalents - Beginning of Period	13,248,306	8,183,331

Cash and Equivalents - End of Period	$14,730,181	$8,289,448

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2022 and June 30, 2023 and for the Six Months Ended June 30, 2023 and 2022

1.       Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $40,245,800 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

Except for the year ended December 31, 2017 the Company incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. The Company’s current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations operate near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

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2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – 100% of the revenue earned in the six-month period ended June 30, 2023, and the six months ended June 30, 2022, was the result of contracts or subcontracts with the United States Army and the United States Airforce.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

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Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, Revenue Recognition (ASC “605”), in the prior years.

The Company determines revenue recognition by:

a.	Identifying the contract, or contracts, with the customer.
b.	Identifying the performance obligations in the contract.
c.	Determining the transaction price.
d.	Allocating the transaction price to performance obligations in the contract.
e.	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company’s revenues disaggregated into categories based on the nature of such revenues as of the six months ended June 30, 2023 and 2022:

	June 30
	2023	2022
Contracted Research Services	$5,757,437	$3,547,943
Grant Revenue	–	5,000

Total Revenue	$5,757,437	$3,552,943

Revenue from contract projects is recognized when control of these projects is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

Revenue from contracted research services is primarily derived from government research and development activities under fixed fee arrangements. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company’s obligation with respect to these agreements is to perform the research on a best-efforts basis. At times, these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

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Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the six months ended June 30, 2023, and 2022 were $97,351 and $45,159, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of June 30, 2023 and 2022, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

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The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in six months ended June 30, 2023, and 2022. The assets of the Company measured at fair value on a recurring basis as of June 30, 2023, and December 31, 2022 are summarized below:

Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
June 30, 2023 Assets:
Cash and Cash Equivalents	$14,730,181	$–	$–	$14,730,181
Total Assets	$14,730,181	$–	$–	$14,730,181

December 31, 2022 Assets:
Cash and Cash Equivalents	$13,248,306	$–	$–	$13,248,306
Total Assets	$13,248,306	$–	$–	$13,248,306

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Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years

•	Machinery 5-7 years

•	Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company’s financial statements and related disclosures.

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In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). The update provides guidance on determining which changes to the terms and conditions of share- based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash”. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents.

3. Property and Equipment

Property and equipment consist of the following as of:

	June 30	December 31
	2023	2022

Computer and Office Equipment	$127,383	$127,383
Machinery	1,193,710	1,074,871
Right of Use Asset	332,855	420,080
Leasehold Improvements	4,329	4,329
Total Property and Equipment	1,658,277	1,662,663
Accumulated Depreciation	(905,759)	(891,401)
Property and Equipment, Net	$752,518	$735,262

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4. Long-Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company received forgiveness of this loan on May 17, 2022.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

June 30, 2024	$3,215
2025	3,338
2026	3,465
2027	3,598
2028	3,687
Thereafter	132,339
$149,642

5. Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of June 30, 2023, and December 31, 2022, respectively, par value $0.0001. This amount has been recalculated after a 10:1 split which occurred in March 2022.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of June 30, 2023, and December 31, 2022, 6,466,509 and 5,545,510, respectively, shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

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6. Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of June 30, 2023 and December 31, 2022, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 10 shares of fully paid and non-assessable Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The change from on share to 10 shares is effective upon the date of the 10:1 split.

7. Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options exercised will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

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During the six months ended June 30, 2023, and 2022, 196,000 and 43,000 options and restricted stock unit awards were granted, respectively. On June 30, 2023, and 2022 616,510 and 805,424 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $0 and $0 for the six months ended June 30, 2023, and 2022, respectively.

The following table summarizes the stock option and restricted stock unit activity during the years:

Available Options and RSUs

Balance, 12/31/2021	80,992
Adjustment for 10:1 Split	728,298
Options and RSUs Issued	(33,000)
Options and RSUs Forfeited	36,290
Balance, 12/31/2022	812,510
Options and RSUs Issued	(196,000)
Balance, 06/30/2023	616,510

8. Income Taxes

The Tax Cuts and Jobs Act (“2017 Tax Act”) was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company’s provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance. Accordingly, the Company had no net income tax provision or benefit during the periods ended June 30, 2023, and 2022.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on June 30, 2023, and 2022 as management cannot currently determine that the realization of these future benefits is likely.

As of December 31, 2022, the Company has $23,858,700 of federal NOL carryforwards. As of December 31, 2022, the Company has generated $1,069,651 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has $380,188 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

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The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of June 30, 2023, and 2022, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9. Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Six Months ended June 30:
2024	$74,400
2025	76,320
2026	78,240
2027	80,160
2028	–
Total	$375,670

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

10. Equity Issuances

In March 2022, the Company authorized a 10-to-1 split of its Common Stock. All share numbers in these financial statements give effect to the stock split.

In October of 2022, the Company commenced a new offering pursuant to Regulation A (the “2022 Regulation A Offering”) pursuant to which it is offering to sell up to 3,450,000 shares of Common Stock at a price of $10.00 per share. The total raised in the 2022 Regulation A Offering through June 30, 2023 was $6,739,131, net of proceeds to selling stockholders. Company issued a total of 701,131 shares. On July 21, 2023, the Company increased the price in the 2022 Regulation A Offering to $11.50 per share of Common Stock.

For the year ended December 31, 2022, employees of the Company exercised stock options and the Company issued 47,700 shares (recalculated) for total proceeds of $3,020. Additionally, during 2022, as part of a stock offering, the Company issued 139,160 shares of its common stock and received proceeds before issuance costs of $1,234,748.

For the six-month period ended June 30, 2023, employees of the Company exercised stock options and the Company issued 21,250 shares for total proceeds of $1,934. Additionally, the Company issued 5,748 shares for total proceeds of $50,008. During the six months ended June 30, 2023 the Company sold 571,951 shares of common stock pursuant to its 2022 Regulation A Offering for gross proceeds of $5,506,239.

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11. Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information. For the six months ended June 30, 2023, and 2022:

	2023	2022
Interest paid	$2,823	$3,713
Income taxes paid	$65,403	$13,766

Non-cash financing transactions:
Stock compensation issuance of stock	$–	$–
Forgiveness of Paycheck Protection Program SBA loan	$–	$284,279

12. Leasing Arrangements

The company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

Lease	Classification	June 30, 2023	December 31, 2022
Assets
Finance	Buildings	$356,444	$378,158
Liabilities
Current	Current portion of lease liabilities	$88,820	$86,104
Noncurrent
Operating	Long term portion of lease liabilities	$246,649	$292,053

Note: As most of leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Finance lease assets are recorded net of accumulated amortization of $87,225 and $42,008 as of June 30, 2023 and December 31, 2022, respectively.

Lease Cost	Classification	June 30, 2023	December 31, 2022
Finance
Asset amortization	Depreciation and Amortization	$45,217	$42,008
Interest on liability	Net interest expense	$6,090	$7,961

Net lease cost		$42,603	$49,883

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13. Subsequent Events

The Company has evaluated subsequent events through August 24, 2023 the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the period ended June 30, 2023, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation *

2.2	Bylaws **

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation ***

3.	Irrevocable Power of Attorney **

4.	Form of Subscription Agreement **

6.1	Stock Option Plan**

6.2	Employment Contract of Alexander Shkolnik**

6.3	Employment Contract of Nikolay Shkolnik**

*	Filed as an exhibit to the Company’s semiannual report on Form 1-SA for the six months ended June 30, 2020.
**	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (SEC File No. 024-11219).
***	Filed as an exhibit to the Company’s Current Report on Form 1-U dated March 16, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2023.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

By Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date: September 27, 2023

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